PURE GOLD MINERALS INC. T.PUG

SUPPL

Fax: 1-202-942-9624

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Gold News Release

[redacted]

04036219

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

dlw
8/13

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

August 9, 2004 *TSX SYMBOL: PUG*

UPDATE OF OPERATIONS
– NORTH JAMES RIVER PROPERTY, HIGH LAKE, NUNAVUT

Donald R. Sheldon, President of Pure Gold Minerals Inc. (the "Corporation"), is pleased to announce that the initial phase of the summer exploration program on its North James River Property, High Lake, Nunavut (the "Property") has been successfully completed. The program consisted of geological mapping, prospecting and sampling of four known showings: Hi Lake (Lake 980), Silver Bullet, Black Ice and Grumpy. Noranda Exploration Inc., BHP Minerals Canada Ltd. and Echo Bay Mines Ltd. conducted previous exploration on these showings. In addition, several target areas defined by the Corporation's airborne and follow-up ground Electromagnetic Surveys were evaluated.

While all the prospective areas were examined and sampled, the program focused on the previously defined gold zones in the Cygnet Lake area of the Property. The zone has been traced intermittently along a strike length of over 3 kilometres and hosts the Silver Bullet, Black Ice and Grumpy showings as well as several less defined gold showings. The ground covering the Grumpy showing was acquired by staking following an examination by the Corporation's geologists. A total of 170 samples, consisting of 114 chip samples varying from 30 cm to 4 meters and 56 grab samples were collected from bedrock and sub crop exposures over the showings and target areas. To date results have been received from 111 of the samples. Of these 111 samples, 23 of the samples were highly anomalous returning gold values from greater than 1 g/t gold to a high of 186.1 g/t (5.44 oz) gold. During the exploration program it was determined that an unknown party conducted diamond drilling on some of the showings. There is no indication at this time as to the results of this diamond drilling.

Pending the receipt and interpretation of the balance of the results from the sampling program, the Corporation and its 50% Joint Venture partner Bard Ventures Ltd. (CBS:TSX-V) are planning to test the most prospective zones of gold mineralization by diamond drilling in September.

The Corporation is operator of the program and Geoff Goodall, P.Geo., Qualified Person as defined by NI 43-101, is responsible for the design and implementation of the current field program. All samples are assayed by Acme Laboratories of Vancouver, B.C.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca